Amendment to
FOREIGN CUSTODY MANAGER AGREEMENT

December 19, 2013

The Bank of New York Mellon Corporation
One Wall Street
New York, N.Y. 10286

Dear Sirs:

The purpose of this letter is to confirm that the undersigned, Westcore Trust (the "Trust"), a Massachusetts business trust, hereby appoints The Bank of New York Mellon Corporation ("BONY") to act as Foreign Custody Manager of the property belonging to the Trust's Westcore Small-Cap Growth Fund on the terms and conditions set forth in the Foreign Custody Manager Agreement between the Trust and BONY, dated July 2, 2001, as amended from time to time (the "Agreement"), and for the compensation as agreed upon in writing from time to time by the Trust and BONY.

Please sign below to accept this appointment and to agree that the Agreement is hereby amended to provide that BONY shall act as the custodian for the Trust's Westcore Small-Cap Growth Fund in accordance with the foregoing.